QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

VITAL IMAGES, INC.
(Name of Subject Company)

MAGENTA CORPORATION
a wholly-owned subsidiary of

TOSHIBA MEDICAL SYSTEMS CORPORATION
a wholly-owned subsidiary of

TOSHIBA CORPORATION
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

92846N104
(CUSIP Number of Class of Securities)

Toshio Takiguchi
General Manager
Business Development Department
Toshiba Medical Systems Corporation
1385, Shimoishigami, Otawara-shi, Tochigi-ken, 324-8550, Japan
Telephone: 011-81-287-26-5067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Robert E. Spatt
Mark D. Pflug
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$304,030,931.25	$35,297.99

*
The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction valuation is calculated by multiplying $18.75, the per share tender offer price, by 16,214,983 shares of common stock of Vital Images, which includes (a) 14,036,517 shares of common stock issued and outstanding (including 18,750 shares of restricted stock) and (b) 2,178,466 shares of common stock subject to outstanding stock options with an exercise price less than $18.75 (including 12,000 shares reserved for issuance under the Vital Images Employee Stock Purchase Plan), as of May 6, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,297.99	Filing Party: Magenta Corporation, Toshiba Medical Systems Corporation and Toshiba Corporation
Form or Registration No.: Schedule TO	Date Filed: May 11, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 11, 2011 and amended by Amendment No. 1 to Schedule TO filed with the SEC on May 12, 2011, Amendment No. 2 to Schedule TO filed with the SEC on May 20, 2011, Amendment No. 3 to Schedule TO filed with the SEC on May 23, 2011 and Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2011 (as amended, the "Schedule TO") by Magenta Corporation ("Purchaser"), a Minnesota corporation and a wholly-owned subsidiary of Toshiba Medical Systems Corporation ("TMSC"), a company formed under the laws of Japan and a wholly-owned subsidiary of Toshiba Corporation ("Toshiba"), a company formed under the laws of Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Vital Images, Inc. ("Vital Images"), a Minnesota corporation, at a purchase price of $18.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal", and together with the Offer to Purchase, the "Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). This Amendment is being filed on behalf of Purchaser, TMSC and Toshiba.

        The information contained in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 4, 8 and 11.

        Items 4, 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following

        "The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, June 8, 2011. The Depositary has advised TMSC that a total of 11,819,158 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (including 557,935 Shares subject to guaranteed delivery procedures). The number of Shares validly tendered and not properly withdrawn upon expiration of the Offer represents approximately 83.9% of Vital Images' outstanding Shares on a non-fully diluted basis, and approximately 72.4% of Vital Images' outstanding Shares on a fully diluted basis. Therefore, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer and payment for such Shares has been or will be made promptly in accordance with the terms of the Offer.

        On June 9, 2011, TMSC and Purchaser commenced a Subsequent Offering Period for all the remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act. The Subsequent Offering Period will expire at 5:00 p.m., New York City time, on Wednesday, June 15, 2011, unless extended. Purchaser will accept for payment all Shares that are validly tendered during the Subsequent Offering Period and the same offer price of $18.75 per Share (in cash, net to the seller, without interest and subject to any required withholding taxes) will be paid for such Shares promptly after they are received, in accordance with the terms of the Offer. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those described for the Offer in the Offer to Purchase, except that Shares tendered during the Subsequent Offering Period may not be withdrawn.

        On June 9, 2011, TMSC issued a press release announcing the results of the Offer and the commencement of the Subsequent Offering Period. The full text of this press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

        "(a)(5)(E) Press release issued by TMSC on June 9, 2011."

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MAGENTA CORPORATION
By:	/s/ TOSHIO TAKIGUCHI
Name: Toshio Takiguchi
Title: President
TOSHIBA MEDICAL SYSTEMS CORPORATION
By:	/s/ SATOSHI TSUNAKAWA
Name: Satoshi Tsunakawa
Title: President and Chief Executive Officer
TOSHIBA CORPORATION
By:	/s/ HIDEO KITAMURA
Name: Hideo Kitamura
Title: Corporate Executive Vice President

Date: June 9, 2011

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated May 11, 2011.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*
Press release issued by Vital Images and TMSC on April 27, 2011 in Minneapolis, Minnesota and on April 28, 2011 in Tokyo, Japan, incorporated herein by reference to the Schedule TO-C filed by Magenta Corporation on April 27, 2011.
(a)(5)(B)*	Summary Advertisement as published on May 11, 2011.
(a)(5)(C)*	Press release issued by TMSC on May 11, 2011.
(a)(5)(D)*	Press release issued by TMSC on May 23, 2011.
(a)(5)(E)	Press release issued by TMSC on June 9, 2011.
(b)	Not applicable.
(d)(1)(A)*
Agreement and Plan of Merger dated April 27, 2011 among Vital Images, TMSC, and Purchaser, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011.
(d)(1)(B)*	Confidentiality Agreement dated January 28, 2011 between Vital Images and TMSC.
(d)(1)(C)*	Exclusivity Agreement dated February 28, 2011 between Vital Images and TMSC.
(d)(1)(D)(i)*
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Michael Carrel, amending the employment agreement between Vital Images and Mr. Carrel dated January 21, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(ii)*
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Aaron Erkan Akyuz, amending the employment agreement between Vital Images and Mr. Akyuz dated October 1, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(iii)*
Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Stephen Andersen, amending the employment agreement between Vital Images and Mr. Andersen dated October 24, 2005 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).

Exhibit No.	Description
(d)(1)(D)(iv)*	Amendment to the employment agreement, dated April 25, 2011, between Vital Images and Steven Canakes, amending the employment agreement between Vital Images and Mr. Canakes dated September 8, 2005 (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(v)*
Amendment to the employment agreement, dated April 27, 2011, between Vital Images and Peter Goepfrich, amending the employment agreement between Vital Images and Mr. Goepfrich dated January 21, 2008 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(vi)*
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Michael Carrel on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Carrel dated May 16, 2005 (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(vii)*
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Aaron Erkan Akyuz on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Akyuz dated September 25, 2009 (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(viii)*
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Stephen Andersen on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Andersen dated April 29, 2004 (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(ix)*
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Steven Canakes on April 25, 2011, amending the change in control agreement between Vital Images and Mr. Canakes dated October 9, 2000 (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(x)*
Amendment to the change in control agreement, effective as of the closing date of the proposed merger, with Peter Goepfrich on April 27, 2011, amending the change in control agreement between Vital Images and Mr. Goepfrich dated October 31, 2005 (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xi)*
Retention Agreement, effective as of the closing date of the proposed merger, with Michael Carrel on April 25, 2011 (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xii)*
Retention Agreement, effective as of the closing date of the proposed merger, with Aaron Erkan Akyuz on April 25, 2011 (incorporated herein by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xiii)*
Retention Agreement, effective as of the closing date of the proposed merger, with Stephen Andersen on April 25, 2011 (incorporated herein by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).

Exhibit No.	Description
(d)(1)(D)(xiv)*	Retention Agreement, effective as of the closing date of the proposed merger, with Steven Canakes on April 25, 2011 (incorporated herein by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(d)(1)(D)(xv)*
Retention Agreement, effective as of the closing date of the proposed merger, with Peter Goepfrich on April 27, 2011 (incorporated herein by reference to Exhibit 10.15 to the Current Report on Form 8-K filed by Vital Images on April 28, 2011).
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

QuickLinks

  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX